Exhibit 4.02

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) is entered into and dated as of October 16, 2006, by and between Cree, Inc., a North Carolina corporation (the “Company”), and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of May 30, 2002 (the “Rights Agreement”), specifying the terms of certain Rights (as defined therein);

WHEREAS, Section 27 of the Rights Agreement authorizes the Company and the Rights Agent to amend the Rights Agreement as contemplated by this Amendment; and

WHEREAS, the Board of Directors of the Company has approved the amendment of the Rights Agreement and the execution and delivery of this Amendment;

NOW, THEREFORE, for good and valuable consideration, the parties hereby agree as follows:

1. The Rights Agreement is hereby amended by adding the following new Section 35 at the end of the Rights Agreement.

Section 35. Review by Independent Directors. All members of the Board of Directors who are deemed “independent” under the Nasdaq listing standards (the “Independent Directors”) shall review and evaluate this Agreement in order to consider whether the maintenance of this Agreement continues to be in the best interests of the Company and its shareholders, at least every three (3) years and prior to any Distribution Date. Following each such review and evaluation, the Independent Directors shall communicate their conclusion to the full Board of Directors, including any recommendation in light thereof, including as to whether this Agreement should be modified or the Rights should be redeemed. In connection with such review and evaluation, the Independent Directors shall have the power and authority to (i) set their own agenda and to retain at the expense of the Company their choice of legal counsel, investment bankers and other advisors and (ii) to review all information of the Company and to consider any and all factors they deem relevant.

2. From and after the date hereof, all reference in the Rights Agreement to “Agreement” shall mean and refer to the Rights Agreement, as modified by this Amendment, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Amendment. This Amendment shall be deemed to be a contract made under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State and without regard to conflicts of laws principles. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(signature on following page)

(Signature Page to the Amendment No. 1 to Rights Agreement)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

CREE, INC.

By:	/s/ Charles M. Swoboda
Name:	Charles M. Swoboda
Title:	Chairman, CEO and President

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President